UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                                  HumaScan Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    444882104
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                                 (CUSIP Number)

                              Morris C. Brown, Esq.
             Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A.
                                     777 S. Flagler Drive, Suite 310 East
                            West Palm Beach, FL 33401
                                 (561) 650-7900
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 7, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13-d-1(e), 240.13d-1(f) or 24013.d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 5
CUSIP NO: 444882104

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1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Donald B. Brounstein
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b)      [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS (See Instructions)

         Not Applicable
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e) [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                    7       SOLE VOTING POWER
NUMBER OF
SHARES                      650,100

                    ------------------------------------------------------------
BENEFICIALLY        8       SHARED VOTING POWER
OWNED BY
EACH

                    ------------------------------------------------------------
REPORTING           9       SOLE DISPOSITIVE POWER
PERSON
WITH                        650,100

                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         650,100
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)

         [X] - Excludes 16,000 and 1,000 shares owned by the reporting person's wife and son.
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.3%
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14       TYPE OF REPORTING PERSON (See Instructions)

         IN
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
Schedule 13D                                                      Page 3 of 5
CUSIP NO: 444882104



ITEM 1:  SECURITY AND ISSUER:

         The class of equity securities to which this Schedule relates is the common stock, $.01 par value (the "Common Stock"), of HumaScan Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 514 Centennial Avenue, Cranford, New Jersey 07016.

         The percentage of beneficial ownership reflected in this Schedule is based upon 7,861,070 shares of Common Stock outstanding on June 10, 1998, which number has been obtained directly from the Issuer's 1998 Proxy Statement and includes an aggregate of 72,000 shares of Common Stock which underlie convertible securities owned by the person on whose behalf this Schedule is being filed.

ITEM 2:  IDENTITY AND BACKGROUND:

         Name: This Schedule is being filed on behalf of Donald B. Brounstein ("Brounstein").

         Residence Address:  129 Hillcrest Avenue, Summit, New Jersey  07901.

         Principal Business: Brounstein resigned as President and Chief Executive Officer of the Issuer on or about May 8, 1998, and resigned from the Board of Directors on or about June 22, 1998.

         During the last five years, Brounstein has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Brounstein has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Brounstein is a citizen of the United States.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable

ITEM 4:  PURPOSE OF TRANSACTION


         Brounstein resigned as President and Chief Executive Officer of the Issuer on or about May 8, 1998 and resigned from the Board of Directors on or about June 22, 1998.

         The purpose of Brounstein's sale of 246,900 shares of the Issuer's common stock, including 41,600 shares previously reported on Brounstein's
Schedule 13D dated July 8, 1998, was to dispose of those shares. Brounstein currently intends to dispose of additional shares of the Issuer's common stock over a period of time, subject to the limitations of the securities laws.

Schedule 13D                                                      Page 4 of 5
CUSIP NO: 444882104


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         a) Brounstein beneficially owns 650,100 shares of Common Stock, including 72,000 shares underlying convertible securities. Such shares, including the shares underlying convertible securities owned by Brounstein, represent 8.3% of the Issuer's outstanding shares of Common Stock. In addition, Brounstein's wife Ellen Brounstein and son Alexander Brounstein own 16,000 and 1,000 shares, respectively, of the Issuer's Common Stock. Brounstein does not have any voting or dispositive power and disclaims any beneficial ownership with respect to such shares, although he may be deemed to have beneficial ownership of such shares due to the nature of the relationship of such shareholders to himself, in which case he would be deemed to own 8.6% of the outstanding shares of the Issuer's Common Stock.

         b) Brounstein has sole voting and dispositive power with respect to the 650,100 shares of Common Stock and disclaims the right to direct the vote and to dispose of the 16,000 shares owned by his wife Ellen Brounstein and the 1,000 shares of Common Stock owned by his son Alexander Brounstein. Ellen Brounstein has sole voting and dispositive power with respect to 16,000 shares and Alexander Brounstein has sole voting and dispositive power with respect to the 1,000 shares.

         c) During the period June 30, 1998 through August 7, 1998, Brounstein sold an aggregate of 246,900 shares of the Issuer's Common Stock for an aggregate sale price of $441,559, through Whale Securities Co., L.P. The 246,900 shares were sold in twenty-seven lots as follows: 11,800 shares at $2.72 per share; 4,000 shares for $2.59 per share; 10,000 shares for $2.4712 per share; 8,800 shares for $2.4375 per share; 7,000 shares for $2.50 per share; 10,000 shares for $1.965 per share; 10,000 shares for $1.96875 per share; 10,000 shares for $1.965 per share; 6,000 shares for $2.0275 per share; 8,000 shares for $2.0275 per share; 10,000 shares for $1.9025 per share; 5,000 shares for $1.9337 per share; 5,000 shares for $1.60 per share; 5,000 shares for $1.46875 per share; 22,000 shares for $1.4375 per share; 8,000 shares for $1.4375 per share; 7,500 shares for $1.465 per share; 6,500 shares for $1.3125 per share; 10,000 shares for $1.4676 per share; 15,000 shares for $1.49 per share; 12,500 shares for $1.52 per share; 19,000 shares for $1.465 per share; 2,000 shares for $1.595 per share; 18,800 shares for $1,595 per share; 7,000 shares for $1.75 per share; 5,000 shares for $1.61 per share; and 3,000 shares for $1.35 per share.

         d)  Not Applicable.

         e)  Not Applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

None.

Schedule 13D                                                      Page 5 of 5
CUSIP NO: 444882104




SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 7, 1998
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Date

/S/ DONALD B. BROUNSTEIN
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Signature

DONALD B. BROUNSTEIN
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Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)